Exhibit 2.3
     AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of November 20, 2007, by and among Nuance Communications, Inc., a Delaware corporation (“Parent”), Vanhalen Acquisition Corporation, a New Jersey corporation and a wholly-owned subsidiary of Parent (“Sub I”), Vanhalen Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Sub II,” and with Sub I, the “Subs”), Viecore, Inc., a New Jersey corporation (the “Company”), and Thoma Cressey Bravo, Inc. (the “Shareholder Representative”) (collectively, the “Parties”).
W I T N E S S E T H:
     WHEREAS, the Parties have entered into the Agreement and Plan of Merger, dated as of October 21, 2007 (the “Merger Agreement”);
     WHEREAS, the Parties desire to amend the Merger Agreement as set forth herein;
     NOW, THEREFORE, in consideration of the foregoing and the mutual obligations in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
AMENDMENTS
Section 1.1 Restatement of Section 5.11(b). Section 5.11(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“(b) The aggregate value of the Parent Restricted Stock Units in the Offer Letters of the Continuing Employees shall equal at least $12,000,000 as of the Closing Date (valuing such Parent Restricted Stock Units at the average of the closing price of the Parent Common Stock for the ten Business Days prior to the date of this Agreement (i.e. October 21, 2007)). The Restricted Stock Units shall only be issued following the Effective Time, and only to Continuing Employees that have executed Offer Letters and Employee Proprietary Information, Inventions and Non-Competition Agreements. In the event that Parent terminates, without cause, Continuing Employees holding the Parent Restricted Stock Units having an aggregate value of at least $1,200,000 plus the value of any Parent Restricted Stock Units in the Offer Letters of the Continuing Employees in excess of $12,000,000 (such amount in excess of $12,000,000, the “Overage”) (for these purposes, valuing such Parent Restricted Stock Units at the average of the closing price of the Parent Common Stock for the ten Business Days prior to the date of this Agreement (i.e. October 21, 2007)) within one (1) year of the Closing, Parent shall issue to remaining Continuing Employees an aggregate number of new Parent Restricted Stock Units equal (a) to the aggregate amount of Parent Restricted Stock Units forfeited by such terminated Continuing Employees less (b) the Overage, divided by the average of the closing price of the Parent Common Stock for the ten Business Days prior to the date of this Agreement (i.e. October 21, 2007)). The number of Parent Restricted Stock Units to be issued to each respective remaining Continuing Employee shall be determined by Thomas J. Chisholm after consultation with Parent as promptly as practicable after the one (1) year anniversary of the Closing. With respect to any Continuing Employee that is terminated by Parent without Cause (as defined in the applicable agreements) within one (1) year of Closing, the Parent Restricted Stock Units held by such terminated employee shall accelerate and vest as if such employee remained employed by Parent at the end of such one (1) year period. Notwithstanding the foregoing, no Parent

Restricted Stock Units shall be issued which when taken with any other payments to an employee, in the absence of the 280G Shareholder Approval required by Section 5.14, would be considered a Section 280G Payment.”
Section 1.2 Restatement of Section 1.6(vii). Section 1.6(vii) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:
“1.6(vii) “Bonus Payment” shall mean an aggregate of $7,500,000 payable immediately prior to the Closing to Continuing Employees and those other Employees, former employees of and consultants to the Company, all set forth on a schedule prepared by the Company after consultation with Parent (or otherwise reserved for payment to, following six (6) months of continuous employment by, certain Continuing Employees as set forth on a schedule prepared by the Company after consultation with Parent (such Continuing Employees, the “Special Continuing Employees”)).”
Section 1.3 Addition of Section 5.11(e). The following Section 5.11(e) is hereby added to the Merger Agreement:
On the date six (6) months after the Closing Date (the “Deferred Payment Date”), in the event that the employment of any Special Continuing Employees entitled to receive a portion of the Bonus Payment that is deferred until the Deferred Payment Date is voluntarily terminated by any of such Special Continuing Employees or any of such Special Continuing Employees are terminated for cause prior to the Deferred Payment Date, such deferred payment that such Special Continuing Employees were otherwise entitled to shall be forfeited by such Special Continuing Employee and reallocated (as determined by Thomas J. Chisholm after consultation with Parent) and reserved for payment to those Special Continuing Employees, the employment of which has not been terminated. Any amounts reallocated to Special Continuing Employees, shall only be paid at such time as when such Special Continuing Employees are entitled to payment. Notwithstanding anything to the contrary in Section 5.4 of the Agreement, the entire Bonus Payment, including any amounts paid to Special Continuing Employees after December 31, 2007, shall be deemed to have been paid on the Closing Date for the purposes of calculating any Employment Taxes for the purposes of determining any Third Party Expenses pursuant to Section 5.4 hereof.”
Section 1.4 Restatement of Section 1.6(vii).
“5.20 Termination of Employment Agreement.
Prior to the Effective Time, the Company shall terminate the rights of Andre Zirkler under that certain Executive Employment Agreement, dated March 1, 2003, between Andre Zirkler and Viecore Federal System Division, Inc. to the “Long Term Incentive Bonus” provided therein, and the “put” and “call” rights in connection with the Long Term Incentive Bonus. Any costs incurred by the Company in connection with the termination of the right to the Long Term Incentive Bonus under such agreement shall be considered “Third Party Expenses” hereunder.

Notwithstanding the foregoing, the payment of consideration to Andre Zirkler provided for under the Offer Letter attached hereto as Schedule 5.20 shall not be considered Third Party Expenses.”
ARTICLE II
MISCELLANEOUS
Section 2.1 Definitions; Interpretations. All capitalized terms used but not defined in this Amendment have the meaning ascribed to them in the Merger Agreement, and such terms are incorporated in this Amendment by reference. All other definitional provisions and rules of interpretation set forth in the Merger Agreement shall apply to this Amendment.
Section 2.2 Counterparts; Facsimile Signatures. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Facsimile signatures of the Parties hereto shall be binding.
Section 2.3 Merger Agreement Remaining in Full Force and Effect. Except as expressly set forth herein, all other provisions of the Agreement remain in full force and effect. This Amendment shall be deemed incorporated into and made a part of the Merger Agreement. After the date hereof, all references to the Merger Agreement shall mean the Merger Agreement as amended by this Amendment.
Section 2.4 Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within New York County, State of New York, in connection with any matter based upon or arising out of this Amendment or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.
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        IN WITNESS WHEREOF, the Parties have executed or caused this Amendment to be executed as of the date first written above.

NUANCE COMMUNICATIONS, INC.

By:	/s/ James R. Arnold, Jr.

Name:	James R. Arnold, Jr.
Title:	Chief Financial Officer

VIECORE, INC.

By:	/s/ Thomas Chisholm

Name:	Thomas Chisholm
Title:	President and Chief Executive Officer

VANHALEN ACQUISITION CORPORATION

By:	/s/ James R. Arnold, Jr.

Name:	James R. Arnold, Jr.
Title:	Treasurer

VANHALEN ACQUISITION LLC

By:	/s/ James R. Arnold, Jr.

Name:	James R. Arnold, Jr.
Title:	Manager

SHAREHOLDER REPRESENTATIVE Thoma Cressey Bravo, Inc. As Shareholder Representative only

By:	/s/ Lee M. Mitchell

Name: Lee M. Mitchell
Title: Managing Partner, Vice President